Exhibit 4.3

TRILOGY INTERNATIONAL PARTNERS INC.

DEFERRED SHARE UNIT PLAN

Article 1
PREAMBLE AND INTERPRETATION

1.1	Purpose

The purpose of this Plan is to provide Directors of the Company with the opportunity to acquire DSUs of the Company in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Company’s shareholders.

1.2	Definitions

For purposes of this Plan:

(a)	“Affiliate” means any Person that is controlled by the Company;

(b)	“Associate” has the meaning ascribed to it in the Securities Act (British Columbia);

(c)	“Award Date” means any date on which a grant of DSUs is made to a Participant;

(d)	“Award Market Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the volume-weighted average trading price of the Shares on the Stock Exchange for the five (5) trading days immediately preceding the Award Date. The volume weighted average trading price of the Shares shall be calculated by dividing the total value by the total volume of Shares traded for the relevant period. In the event that the Shares are not listed and posted for trading on any stock exchange, the Award Market Value shall be the Award Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(e)	“Awarded DSUs” is defined in Section 4.10(a) of this Plan;

(f)	“Blackout Restriction” is defined in Section 4.11 of this Plan;

(g)	“Board” means the board of directors of the Company as may be constituted from time to time;

(h)	“Business Day” means any day other than a Saturday or Sunday on which the TSX is open for trading;

(i)	“Cash Payment” is defined in Section 4.5(b) of this Plan;

(j)	“Cause” the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall include, but not be limited to:

(i)	willful misconduct of the Participant with regard to the Company, or any of its Affiliates, which constitutes a material breach of any of his or her obligations set forth in any written or unwritten agreement governing the terms of the Participant’s service as the same may then be in effect and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

(ii)	fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Company or any of its Affiliates;

(iii)	the Participant’s material breach of his or her fiduciary duties as a Director of the Company, or any of its Affiliates, or willful misconduct which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Company, or any of its Affiliates, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant; or

(iv)	the Participant’s conviction of an indictable offence or an analogous provision under the laws of a local jurisdiction;

(k)	“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(ii)	an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, more than 50% of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination; or

(iii)	the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than an Affiliate of the Company or other than in the ordinary course of business of the Company;

(l)	“Committee” means the Compensation and Corporate Governance Committee of the Board or such other committee of the Board as may be appointed by the Board to administer this Plan, provided, however, that if no Compensation and Corporate Governance Committee or similar committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer this Plan, all references in this Plan to “Committee” shall at such time be in reference to the Board;

(m)	“Company” means Trilogy International Partners Inc., a corporation existing under the laws of the Province of British Columbia, and any successor corporation whether by amalgamation, merger or otherwise, or any of its subsidiaries or Affiliates;

(n)	“Director” means a director of the Company;

(o)	“Directors’ Annual Remuneration” for a particular Participant means the aggregate of the annual retainer payable by the Company to the Participant in a calendar year for service on the Board and its committees;

(p)	“Distribution Date” is defined in Section 4.5(a);

(q)	“Distribution Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the volume-weighted average trading price of the Shares on the Stock Exchange for the five (5) trading days immediately preceding the Distribution Date. The volume weighted average trading price of the Shares shall be calculated by dividing the total value by the total volume of Shares traded for the relevant period. In the event that the Shares are not listed and posted for trading on any stock exchange, the Distribution Value shall be the Distribution Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(r)	“Dividend Equivalents” means a bookkeeping entry whereby each Deferred Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4.3;

(s)	“Dividend Market Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the volume-weighted average trading price of the Shares on the Stock Exchange for the five (5) trading days immediately preceding the date for the payment of any dividend made on the Shares. The volume weighted average trading price of the Shares shall be calculated by dividing the total value by the total volume of Shares traded for the relevant period. In the event that the Shares are not listed and posted for trading on any stock exchange, the Dividend Market Value shall be the Dividend Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(t)	“DSU” or “Deferred Share Unit” means a bookkeeping entry, which is granted in accordance with this Plan, the value of which for the purposes of this Plan shall be equal to the Distribution Value;

(u)	“DSU Account” means the account set up on behalf of each Participant by the Company in accordance with Section 3.1(d);

(v)	“DSU Agreement” has the definition provided in Section 3.2(a);

(w)	“Election Notice” has the definition provided in Section 3.1(a);

(x)	“Eligible Participant” means an individual who is, at the relevant time, a Director of the Company or any of its Affiliates or a Permitted Assign thereof who is not an employee of the Company or any of its Affiliates or a Permitted Assign thereof, including any non-executive Chair of the Board;

(y)	“Equity Interests” means the issued and outstanding Shares and Trilogy Class C Units;

(z)	“Excess Compensation” is defined in Section 4.10(b) of this Plan;

(aa)	“Excess DSUs” is defined in Section 4.10(b) of this Plan;

(bb)	“Insider” has the meaning ascribed to it in the Securities Act (British Columbia);

(cc)	“NI 45-106” means National Instrument 45-106 – Prospectus Exempt Distributions or any successor instrument adopted from time to time by the Canadian Securities Administrators;

(dd)	“Participant” means an Eligible Participant who becomes a participant in this Plan in accordance with the terms of this Plan;

(ee)	“Payment Shares” is defined in Section 4.6(a);

(ff)	“Permitted Assign” has the meaning given to it in NI 45-106;

(gg)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(hh)	“Plan” means this Deferred Share Unit Plan as amended, restated, supplemented or otherwise modified from time to time;

(ii)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(jj)	“Security Based Compensation Arrangement” has the meaning attributed to such term in Section 613(b) of the TSX Company Manual;

(kk)	“Separation Date” means the date upon which a Participant ceases to hold any position as a director or employee, as applicable, of the Company or its Affiliates and is no longer otherwise employed by the Company or its Affiliates, including in the event of the death, retirement, resignation, termination other than for Cause or a Change of Control, or such other date as the Board may determine;

(ll)	“Share” means a common share in the capital of the Company or, in the event of an adjustment contemplated by Section 4.8, such other number or type of securities as the Board may determine;

(mm)	“Source Deductions” is defined in Section 4.6(b);

(nn)	“Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board;

(oo)	“Trilogy Class C Unit” means a class C unit of Trilogy International Partners LLC including all series thereof;

(pp)	“TSX” means the Toronto Stock Exchange;

(qq)	“TSX Rules” means the rules and policies or requirements of the TSX, as they may be amended from time to time; and

(rr)	“U.S. Eligible Participant” refers to a Participant who, at any time during the period from the date Deferred Share Units are granted to the Participant to the date such Deferred Share Units are settled, is subject to income taxation in the United States on the income received for his or her services as a director of the Company and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Canada-U.S. Income Tax Convention, as amended from time to time.

1.3	Certain Rules of Interpretation

(a)	Whenever the Board or, where applicable, the Committee or any sub-delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee or the sub-delegate of the Committee, as the case may be.

(b)	As used herein, the terms “Article” and “Section” mean and refer to the specified Article or Section of this Plan.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	As used herein, the term “including” means “including but not limited to” or “including without limitation”.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

1.4	Schedules

Schedule “A” – Form of DSU Agreement

Schedule “B” – Election Notice

Article 2
ADMINISTRATION OF THE PLAN

2.1	Administration of this Plan

(a)	This Plan shall be administered by the Board and the Board shall have the sole and complete authority, in its discretion, to:

(i)	grant DSUs to Eligible Participants;

(ii)	determine the number of DSUs to be granted to Eligible Participants;

(iii)	determine the terms, including the limitations, restrictions, vesting period and conditions, if any, upon DSU grants to Eligible Participants;

(iv)	interpret this Plan and prescribe, modify and rescind rules and regulations relating to this Plan;

(v)	exercise rights reserved to the Company under this Plan;

(vi)	prescribe forms for notices to be prescribed by the Company under the Plan; and

(vii)	adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and

(viii)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of this Plan.

(b)	The Board’s determinations and actions under this Plan are final, conclusive and binding on the Company, the Participants and all other Persons, including any Participant’s heirs, executors, legal personal representatives and beneficiaries.

2.2	Delegation

(a)	To the extent permitted by applicable law, the Board may, from time to time, delegate to any specified officer of the Company, or to the Committee, all or any of the powers of the Board with respect to this Plan. In such event, the specified officer or the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion. In the event of any such delegation by the Board, references made to the Board herein, shall, as applicable, include a committee of the Board and/or any member thereof. Any decision made or action taken by the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Company, the Participants and all other Persons, including any Participant’s heirs, executors, legal personal representatives and beneficiaries.

(b)	Notwithstanding Section 2.2(a), oversight and ultimate responsibility for this Plan resides with the Board. At any time and from time to time, the Board may, in its discretion, take any action or make any decision which is otherwise delegated to the specified officer or the Committee pursuant to Section 2.2(a).

2.3	Eligibility

Each Director in office at the effective date of establishment of this Plan who is an Eligible Participant shall, without further formality, become a Participant in this Plan. Each person who becomes a Director at any time subsequent to the effective date of establishment of this Plan and who is an Eligible Participant shall thereupon, without further or other formality, become a Participant in this Plan. Eligibility to participate in this Plan does not confer upon any individual a right to receive an award of Deferred Share Units pursuant to this Plan.

2.4	Exemption from Plan Participation

Notwithstanding any other provision of this Plan, if a Participant is resident in a jurisdiction in which an award of Deferred Share Units under this Plan might be considered to be income which is subject to taxation at the time of such award, the Participant may elect not to participate in this Plan by providing a written notice to the Chief Financial Officer of the Company.

Article 3
DSU GRANTS, AGREEMENTS AND ACCOUNTS

3.1	DSU Grants

(a)	An Eligible Participant may elect by filing an election notice in the form attached hereto as Schedule “B” (an “Election Notice”), once each calendar year, to be paid any or all of his Directors’ Annual Remuneration in the form of Deferred Share Units, with the balance being paid in cash in accordance with the Company’s regular practices of paying such cash compensation. In the case of an existing Participant, the election must be completed, signed and delivered to the Company by the end of the calendar year preceding the calendar year to which such election is to apply. In the case of a new Participant, the election must be completed, signed and delivered to the Company as soon as possible, and, in the case of U.S. Eligible Participant, no later than 30 days after the Director’s appointment and shall only apply with respect to compensation for services to be performed after the election. For the first year of the Plan, Participants must make such election as soon as possible, and in the case of U.S. Eligible Participant, no later than 30 days after the adoption of the Plan. If no election is made in respect of a particular calendar year, the new or existing Participant will be paid in cash in accordance with the Company’s regular practices of paying such cash compensation. The Company anticipates that each Participant will elect to receive not less than two-thirds (2/3) of their Directors’ Annual Remuneration in the form of Deferred Share Units; subject to certain limits and restrictions on the granting of DSUs provided for in this Plan including under Section 4.4(b)(iv) which limits the awards to not more than U.S.$100,000 worth of Shares annually.

(b)	Such Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Directors’ Annual Remuneration for the applicable calendar year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(c)	In the absence of a designation to the contrary, the Participant’s Election Notice shall remain in effect unless otherwise terminated.

(d)	DSUs credited to a Participant in accordance with the foregoing provisions of this Plan shall be recorded by the Company in the Participant’s DSU account (“DSU Account”) as soon as reasonably practicable thereafter.

3.2	DSU Agreement and DSU Account

(a)	Upon the grant of DSUs, the Company will deliver to the Participant a DSU agreement (“DSU Agreement”) substantially in the form of Schedule “A” (as such form may be amended or varied by the Board, in its sole discretion), dated as of the Award Date, containing the terms of the DSUs and executed by the Company, and upon delivery to the Company of the DSU Agreement executed by the Participant, such Participant will have the right to receive Shares on the terms set out in the DSU Agreement and in this Plan. Subject to any specific variations approved by the Board, all terms and conditions set out in this Plan will be deemed to be incorporated into and form part of each DSU Agreement made hereunder.

(b)	A DSU Account shall be maintained by the Company for each Participant and in which shall be recorded all DSUs credited to a Participant from time to time.

(c)	Statements of the DSU Accounts will be provided to Participants on an annual basis, or at such other times as may reasonably be requested by a Participant.

Article 4
DEFERRED SHARE UNITS

4.1	Number of Deferred Share Units

Deferred Share Units shall be credited to DSU Accounts maintained for each Participant on the books of the Company as of the Award Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date shall be determined by dividing: (a) the amount to be paid by, (b) the Award Market Value.

4.2	Vesting

Except as otherwise provided in a Participant’s DSU Agreement or any other provision of this Plan or as determined by the Board, in its sole discretion, Deferred Share Units credited to a Participant’s DSU Account pursuant to Sections 3.1 and 3.2 will vest on the Award Date.

4.3	Credits for Dividends

A Participant’s DSU Account shall be credited with Dividend Equivalents in the form of additional Deferred Share Units (including fractional Deferred Share Units) as of each dividend payment date in respect of which normal cash dividends are paid on the Shares. Such Dividend Equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Deferred Share Units recorded in the Participant’s DSU Account on the record date for the payment of such dividend, by (b) the Dividend Market Value. The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.4	Maximum Securities

(a)	The number of Shares subject to any grants of Deferred Share Units (or portions thereof) that: (i) have been settled or redeemed; or (ii) have expired or been forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Deferred Share Units, shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, the number of Shares subject to grants of Deferred Share Units (or portions thereof) that the Company permits to be settled in cash in lieu of settlement in Shares shall automatically become available to be made the subject of new grants under this Plan.

(b)	Any grant of DSUs under this Plan shall be subject to the following restrictions (unless otherwise permitted by the TSX):

(i)	The maximum number of Shares which may be reserved for issuance under this Plan may not exceed 1.25% of the Equity Interests, unless shareholder approval is obtained as required by the TSX;

(ii)	The maximum number of Shares issuable to Insiders under this Plan, together with any Shares issued to Insiders pursuant to any other Security Based Compensation Arrangement, at any time, may not exceed 10% of the Equity Interests calculated on the Award Date, unless disinterested shareholder approval is obtained in accordance with TSX Rules;

(iii)	The maximum number of Shares issuable to Insiders under this Plan, together with any Shares issued to Insiders pursuant to any other Security Based Compensation Arrangement, within a 12-month period, may not exceed 10% of the Equity Interests calculated on the Award Date, unless disinterested shareholder approval is obtained in accordance with TSX Rules; and

(iv)	The aggregate number of Shares issuable to any director Participant pursuant to awards made under this Plan (excluding for dividends) shall not exceed U.S.$100,000 worth of Shares annually.

(c)	All DSUs granted pursuant to this Plan shall be subject to the TSX Rules, including any requirements for shareholder approval of this Plan or grants of DSUs under the TSX Rules.

4.5	Distribution of Payment Shares or Cash Payment

(a)	Subject to the delivery requirements in Section 4.6(a), a Participant shall have the right to receive Payment Shares in respect of Deferred Share Units recorded in the Participant’s DSU Account, less any Source Deductions (as such term is defined below), on one of the following dates (the “Distribution Date”):

(i)	the Separation Date; or

(ii)	such later date as the Participant may elect by written notice delivered to the Chief Financial Officer of the Company prior to the Separation Date, provided that in no event shall a Participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs, provided that in the case of U.S. Eligible Participants, the Distribution Date will be on the later of (i) “separation from service” within the meaning of Section 409A or (ii) the date that the U.S. Eligible Participant has elected provided that (A) such date is no later than December 31 of the calendar year following the calendar year in which the Separation Date occurs and (B) to the extent required by Section 409A, the U.S. Eligible Participant’s election with respect to such date was made during the calendar year prior to the calendar year in which the relevant Deferred Share Units were awarded.

The number of Payment Shares to be issued to the Participant on the Distribution Date shall be equal to the number of DSUs credited to the Participant’s DSU Account as of the Distribution Date.

(b)	Notwithstanding Section 4.5(a), an Eligible Participant or his legal representative, if applicable, may elect to receive from the Company, in lieu of the issuance by the Company of the Payment Shares in respect of Deferred Share Units, an amount in cash equal to the all or a portion of the Distribution Value of the Deferred Share Units (a “Cash Payment”), less any Source Deductions provided that the Company shall maintain the discretion to issue Payment Shares in respect of the settlement of Deferred Share Units. The Company anticipates that each Participant will elect to receive at least two–thirds (2/3) of their Deferred Share Units to be settled in Payment Shares notwithstanding an Eligible Participant’s election to receive a Cash Payment.

(c)	For greater certainty, any Deferred Share Units awarded to a Participant who is terminated for Cause will automatically extinguish on the Separation Date.

4.6	Distribution of Deferred Share Units in Payment Shares

(a)	The Company shall, within 10 Business Days after the Distribution Date (but no later than December 31st of the calendar year containing the Distribution Date to the extent required by Section 409A for U.S. Eligible Participants), issue to the Participant a number of treasury Shares equal to the number of Deferred Share Units in the Participant’s DSU Account that became payable on the Distribution Date (the “Payment Shares”), or pay the applicable alternative Cash Payment; provided that in no event shall the Company issue the Payment Shares or pay the Cash Payment later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. No fractional Shares will be issued and any fractional Deferred Share Units shall be settled in cash based on the Distribution Value on the relevant Distribution Date.

(b)	As a condition to the issue of treasury Shares or any Cash Payment in settlement of any Deferred Share Units:

(i)	the Company may require such Participant to pay or cause to be paid to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions in connection with the exercise of such Deferred Share Units (the “Source Deductions”); or

(ii)	in the event a Participant does not pay or cause to be paid the amount specified in (i) and is receiving Shares, the Company shall be permitted to: (I) engage a broker or other agent on behalf of the Participant, at the risk and expense of the Participant, to sell a portion of the underlying Shares issued on the exercise of such Deferred Share Units through the facilities of the TSX, and to apply the proceeds received to the sale of such underlying Shares as necessary so as to ensure that the Company is in compliance with the applicable Source Deductions relating to the exercise of the Deferred Share Units, or (II) reduce the number of Shares to be issued to a Participant in respect of redeemed Deferred Share Units in an amount that is equal in value to the cash amount of the Source Deductions and pay the Source Deductions in cash as necessary. In the case of clause (I), the Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Shares.

4.7	Death of Participant Prior to Distribution

Upon the death of a Participant prior to the distribution of the Deferred Share Units credited to the DSU Account of such Participant under this Plan, the Payment Shares shall be issued or the Cash Payment shall be made to the Participant’s legal representative or a dependent or relation of such Participant (collectively, the “estate”) on or about the thirtieth (30th) day after the Company is notified of the death of the Participant or on a later date elected by the Participant’s estate in the form prescribed for such purposes by the Company and delivered to the Company’s Chief Financial Officer no later than twenty (20) days after the Company is notified of the death of the Participant, provided that such elected date is no later than the last Business Day of the calendar year following the calendar year in which the Participant dies so that payment can be made on or before such last Business Day. If so elected by such Participant’s legal representative, the Cash Payment shall be equivalent to the amount which would have been paid to the Participant pursuant to and subject to Section 4.5, calculated on the basis that the day on which the Participant dies, or the date elected by the estate, as applicable, is the Distribution Date. Upon payment in full of the value of all of the Deferred Share Units that become payable under this Section 4.7, less any Source Deductions, the Deferred Share Units shall be of no further force or effect and no further payments will be made from this Plan in relation to the Participant.

4.8	Adjustments to Deferred Share Units

(a)	In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, arrangement, take-over bid, compulsory acquisition, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company’s assets to shareholders (other than the payment of dividends in respect of the Shares as contemplated by Section 4.3), the DSU Account of each Participant and the Deferred Share Units outstanding under this Plan may be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to reflect such change or changes.

(b)	For greater certainty, no additional DSUs will be granted, nor any amount paid, to any Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company makes no representations or warranties to Participants with respect to this Plan or the Shares whatsoever. In seeking the benefits of participation in this Plan, a Participant agrees to accept all risks associated with a decline in the market price of Shares.

4.9	Tax Treatment

Participants shall be responsible for all taxes with respect to any DSUs granted under this Plan, whether arising as a result of the grant or redemption of DSUs or otherwise. The Company makes no guarantees to any Person regarding the tax treatment of a DSU or issuances of Shares or payment of other consideration made under this Plan. The Company shall not be liable for, or obligated to pay in whole or in part, any taxes levied against a Participant or other negative tax consequences to a Participant in respect of the grant of DSUs, and none of the Company or any of its directors, officers or employees or representatives shall have any liability to a Participant with respect to the tax treatment of a DSU or issuances of Shares or payment of other consideration made under this Plan.

4.10	Clawback

(a)	In the event of a restatement of the Company’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any Deferred Share Units issued to a Participant (an “Awarded DSU”) would not have been issued to such Participant based on such restated results, the Board shall review the grant of the Awarded DSUs.

(b)	If the Board determines that:

(i)	Any Awarded DSUs would not have been issued had the Company’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”); and

(ii)	the Participant who received any Excess DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement,

any unexercised Excess DSUs shall be cancelled, and the Board shall, except as provided below, seek to recover for the benefit of the Company, the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Shares acquired in respect of the Excess DSUs (collectively, the “Excess Compensation”).

(c)	In determining the after-tax portion of the Excess Compensation, the Board shall take into account its good faith estimate of the value of any tax deduction available to the Participant in respect of such repayment.

(d)	The Board shall not seek recovery to the extent it determines (i) that to do so would be unreasonable or (ii) that it would be better for the Company not to do so. In making such determination, the Board shall take into account such considerations as it deems appropriate, including (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of the claim may prejudice the interest of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct, and (D) any pending legal proceedings relating the applicable fraud or intentional illegal conduct.

(e)	Before the Board determines to seek recovery pursuant to this Section 4.10, it shall provide to the Participant written notice and the opportunity to be heard at a meeting of the Board (which may be in-person or telephonic), as determined by the Board.

(f)	If the Board determines to seek a recovery pursuant to this Section 4.10, it shall make a written demand for repayment from the Participant and, if the Participant does not within a reasonable period tender repayment in response to such demand, and the Board determines that the Participant is unlikely to do so, the Board may seek a court order against the Participant for such repayment.

4.11	Blackout Periods

Unless approved by the Board, if a DSU redemption notice is given, or a redemption date falls, within any period when a Blackout Restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments hereunder shall, without any further action, be extended to the tenth (10th) TSX trading day after the date such restriction ends, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the Participant’s Separation Date or with respect to a U.S. Eligible Participant to the extent required by Section 409A, a date that is later than December 31 of the calendar year containing the Participant’s Distribution Date. For the purposes of this Section 4.10, “Blackout Restriction” means a prohibition in effect on the Participant’s Separation Date that prohibits trading in the Company's securities pursuant to securities regulatory requirements.

Article 5
GENERAL

5.1	Amendment, Suspension, or Termination of Plan

(a)	Subject to the TSX Rules, applicable law and Section 5.1(b) and subject also to Section 5.1(c) below, the Board may, in its sole discretion, suspend or terminate this Plan at any time or from time to time amend, revise or discontinue the terms and conditions of this Plan or of any Deferred Share Unit granted under this Plan and any DSU Agreement relating thereto, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Deferred Share Unit previously granted except as permitted by the terms of this Plan or as required by applicable laws.

(b)	If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Deferred Share Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board will remain able to make such amendments to this Plan or the Deferred Share Unit as would have been entitled to make if this Plan was still in effect.

(c)	The Board shall have the power and authority to approve amendments relating to this Plan or to Deferred Share Units, without approval by shareholders or disinterested shareholders (as applicable), to the extent such amendment:

(i)	is necessary to comply with applicable law or the requirements of the TSX;

(ii)	is an amendment to this Plan respecting administration and eligibility for participation under this Plan;

(iii)	alters, extends or accelerates the terms of vesting applicable to any Deferred Share Units;

(iv)	changes the termination provisions of a Deferred Share Unit or this Plan which does not entail an extension beyond the original expiry date of a Deferred Share Unit;

(v)	adds provisions permitting for the granting of cash-settled awards, financial assistance or clawback provisions; or

(vi)	is an amendment to this Plan of a “housekeeping nature”.

(d)	Notwithstanding Section 5.1(a) and Section 5.1(c), none of the following amendments shall be made to this Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution:

(i)	amendments to this Plan which would increase the number of securities issuable under this Plan, otherwise than in accordance with the terms of this Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

(ii)	amendments to this Plan which would increase the number of securities issuable to Insiders, otherwise than in accordance with the terms of this Plan;

(iii)	any amendments to Section 4.4(b)(iv);

(iv)	amendments permitting awards other than DSUs to be made under this Plan;

(v)	an amendment that would permit DSUs to be granted to persons other than Eligible Participants on a discretionary basis;

(vi)	an amendment to permit DSUs to be transferred other than for estate settlement purposes or to Permitted Assigns; and

(vii)	amendments deleting or reducing the range of amendments which require shareholders’ approval under this Section 5.1(d).

(e)	Subject to Section 5.13, if the Board terminates or suspends this Plan, previously credited DSUs may, at the Board’s election, be distributed to Participants or may remain outstanding and in effect in accordance with the terms of this Plan. If DSUs remain outstanding after Plan termination or suspension, such DSUs shall not be entitled to Dividend Equivalents unless at the time of termination or suspension the Board determines that the entitlement to Dividend Equivalents after termination or during suspension, as applicable, should be continued. Subject to the foregoing sentence, if the Board terminates or suspends this Plan, no new Deferred Share Units will be credited to the DSU Account of a Participant.

(f)	No amendment to this Plan shall cause this Plan to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision

5.2	Compliance with Laws

(a)	The administration of this Plan shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted regulatory authority. If any provision of this Plan or any DSU contravenes any law or any order, policy, by-law or regulation of any regulatory body or the TSX, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

(b)	Should the Board, in its sole discretion, determine that it is not feasible or desirable to issue DSUs in lieu of any or all of the Directors’ Annual Remuneration due to conflict with laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis).

(c)	If the Board determines that the listing, registration or qualification of the Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body or securities exchange is necessary or desirable, as a condition of, or in connection with, the crediting of DSUs or the issue of Payment Shares hereunder, the Company shall be under no obligation to credit DSUs or issue Payment Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

5.3	Reorganization of the Company

The existence of any Deferred Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of the Company’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company, or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger, arrangement or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

5.4	Assignment by the Company

Rights and obligations under this Plan may be assigned by the Company to a successor in the business of the Company, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company, or any company acquiring all or substantially all of the assets or business of the Company.

5.5	Change of Control

(a)	In the event of a Change of Control, the Board may make such provision as the Board in its discretion considers appropriate in the circumstances, including providing for a substitute, provided such provision complies with Section 5.1(f).

(b)	Upon a Change of Control, all Deferred Share Units then outstanding may be substituted by or replaced with Deferred Share Units of the continuing entity on the same terms and conditions as the original Deferred Share Units unless substitution or replacement of the Deferred Share Units is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such Deferred Share Units may be settled) shall, at the discretion of the Board, be accelerated in full, and the Deferred Share Units shall terminate if not settled (if applicable) at or prior to such event. If the Board has, pursuant to the provisions of this Section 5.5(b), permitted the conditional settlement of Deferred Share Units in connection with a potential Change of Control, then the Board shall have the power, in its sole discretion, to terminate immediately following actual completion of such Change of Control, and on such terms as it sees fit, any Deferred Share Units not settled, provided the above complies with Section 5.1(f).

5.6	DSUs Non-Transferable

Except as specifically provided herein, Deferred Share Units are non-transferable.

5.7	Participation is Voluntary; No Additional Rights

The participation of any Participant in this Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in this Plan and any DSU Agreement. In particular, participation in this Plan does not constitute a condition of service nor a commitment on the part of the Company to ensure the continued service of such Participant. Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as an Eligible Participant or otherwise.

5.8	No Shareholder Rights

Under no circumstances shall Deferred Share Units be considered Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, nor shall any Participant be considered the owner of Shares by virtue of the award of Deferred Share Units.

5.9	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, this Plan shall be unfunded and the Company will not secure its obligations under this Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

5.10	Participant Information

Each Participant shall provide the Company with all information (including personal information) required by the Company in order to administer this Plan. Each Participant acknowledges that information required by the Company in order to administer this Plan may be disclosed to the Board and other third parties in connection with the administration of this Plan. Each Participant consents to such disclosure and authorizes the Company to make such disclosure on the Participant’s behalf.

5.11	Effective Date of this Plan

This Plan is effective as at February 7, 2017. Any unallocated entitlements under this Plan shall terminate if this Plan is not approved by the shareholders of the Company on or before the third anniversary of the date of each shareholders’ meeting at which this Plan is approved; provided however, that any DSU grants in effect prior to any termination shall survive such termination.

5.12	Governing Law

This Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

5.13	Section 409A

It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the following will apply with respect to the rights and benefits of U.S. Eligible Participants under the Plan:

(a)	Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Eligible Participant may not be reduced by, or offset against, any amount owing by the U.S. Eligible Participant to the Company or any of its affiliates.

(b)	If a U.S. Eligible Participant becomes entitled to receive payment in respect of any Deferred Share Units as a result of his or her “separation from service” (within the meaning of Section 409A), and the U.S. Eligible Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, and the Board makes a good faith determination that (i) all or a portion of the Deferred Share Units constitute “deferred compensation” (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such separation from service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such “deferred compensation” shall not be made to the U.S. Eligible Participant before the date which is six months after the date of his or her separation from service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such separation from service) or, if earlier, the U.S. Eligible Participant’s date of death.

(c)	A U.S. Eligible Participant’s status as a specified employee shall be determined by the Company as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Company that are subject to Section 409A.

(d)	Each U.S. Eligible Participant, any beneficiary or the U.S. Eligible Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Eligible Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any affiliate shall have any obligation to indemnify or otherwise hold such U.S. Eligible Participant or beneficiary or the U.S. Eligible Participant’s estate harmless from any or all of such taxes or penalties.

(e)	If and to the extent that DSUs would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Deferred Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable DSU Agreement as if such Change of Control had not occurred. Upon a 409A Change of Control, all Deferred Share Units then outstanding shall either: (i) be substituted by or replaced with Deferred Share Units of the continuing entity on the same terms and conditions as the original Deferred Share Units, or (ii) terminate and the underlying Payment Shares or Cash Payment, as applicable, shall become payable in accordance with the regulations under Section 409A.

(f)	In the event that the Board determines that any amounts payable hereunder will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Company may (i) adopt such amendments to the Plan and Deferred Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Deferred Share Units hereunder and/or (ii) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(g)	In the event the Company terminates the Plan in accordance with Section 5.1, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under 409A. The Plan will not be terminated except as permitted under 409A.

APPROVED by the Board, as amended on May 10, 2019 and June 8, 2017, effective February 7, 2017.

SCHEDULE “A”

FORM OF DSU AGREEMENT

TRILOGY INTERNATIONAL PARTNERS INC.

This DSU Agreement is entered into between Trilogy International Partners Inc. (the “Company”) and the Eligible Participant named below, pursuant to the Company’s Deferred Share Unit Plan (the “Plan”), a copy of which is attached hereto, and confirms that on [INSERT AWARD DATE], [INSERT NAME OF ELIGIBLE PERSON] (the “Eligible Participant”) was authorized by the Company to receive up to US$100,000 in Deferred Share Units (“DSUs”), in accordance with the terms of this Plan and the following terms:

The DSUs shall be granted to the Eligible Participant in equal quarterly installments on the final day of each calendar quarter, provided that the Eligible Participant is a member of the Board of Directors of the Company at such time.

[INSERT ANY ADDITIONAL TERMS].

By signing this agreement, the Eligible Participant:

(a)	acknowledges that he or she has read and understands this Plan, agrees with the terms and conditions thereof which shall be deemed to be incorporated into and form part of this DSU Agreement (subject to any specific variations contained in this DSU Agreement);

(b)	acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the exercise of any DSU, as provided in Sections 4.6 and 4.9 of this Plan;

(c)	agrees that a DSU does not carry any voting rights;

(d)	recognizes that the value of a DSU upon delivery is subject to stock market fluctuations; and

(e)	recognizes that, at the sole discretion of the Company, this Plan can be administered by a designee of the Company by virtue of Section 2.2 of this Plan and any communication from or to the designee shall be deemed to be from or to the Company.

IN WITNESS WHEREOF the Company and the Eligible Participant have executed this DSU Agreement as of [INSERT DATE].

TRILOGY INTERNATIONAL PARTNERS INC.
Per:
Authorized Signing Officer

_________________________________
Participant

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your DSUs.

SCHEDULE “B”

FORM OF DSU ELECTION NOTICE

TRILOGY INTERNATIONAL PARTNERS INC.

In order to exercise your right as a Participant, subject to the conditions in this Plan, to elect to be credited with DSUs in lieu of any amount of your Directors’ Annual Remuneration otherwise payable to you in cash in any calendar year, please complete the information below and return a signed and dated copy of this Election Notice to the Company’s Chief Financial Officer not later than the last day of the calendar year immediately preceding the calendar year in respect of which you are making this election.

I hereby elect, for the calendar year ended                                      , to receive in DSUs                    % (please insert applicable percentage) of the Directors’ Annual Remuneration otherwise payable to me in cash in such calendar year.

I confirm that:

1.	I have received and reviewed a copy of the terms of this Plan and agreed to be bound by such terms.

2.	I understand that I will not be able to cause the Company to redeem DSUs granted under this Plan until I am no longer any of an Eligible Participant of the Company.

3.	I recognize that when DSUs credited pursuant to an election made under this Election Notice are redeemed in accordance with the terms of this Plan after I am no longer an Eligible Participant of the Company, income tax and other withholdings as required will arise at that time that will be my obligations (and not the Company’s, except as required by law).

4.	I understand that the value of DSUs are based on the value of the Shares of the Company and therefore are not guaranteed.

5.	I further understand that the foregoing is only a brief outline of certain key provisions of this Plan and that for more complete information, reference should be made to the Plan in its entirety.

Date

Participant